As confidentially submitted to the Securities and Exchange Commission on June 21, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GATOS SILVER, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	27 2654848 (I.R.S. Employer Identification Number)
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784 5350
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen Orr
Chief Executive Officer and Director
Gatos Silver, Inc.
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784 5350
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450 4000	Ryan J. Dzierniejko Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735 3000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b 2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share		$	$	$

(1)
Includes          shares of common stock which the underwriters have the right to purchase pursuant to their option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The maximum price per share and maximum aggregate offering price are based on the average of the high and low sale prices of the Registrant’s common stock as reported on the New York Stock Exchange on       , 2021, which date is within five business days prior to filing this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
SUBJECT TO COMPLETION, DATED             , 2021
PRELIMINARY PROSPECTUS
             Shares
GATOS SILVER, INC.
COMMON STOCK
We are selling      shares of common stock and the selling stockholders identified in this prospectus are selling      shares of common stock to the underwriters in a firm commitment offering.
Our common stock is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “GATO.” On             , 2021, the last reported sale price of our common stock on the NYSE was $            per share. The public offering price will be determined between us, the selling stockholders and the underwriters at the time of pricing and may be at a discount to the current market price. Accordingly, the recent market price used throughout this prospectus may not be indicative of the public offering price.
The underwriters have an option to purchase up to              additional shares of common stock from us and up to              additional shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are therefore subject to reduced reporting requirements.
Investing in our common stock involves risks. See the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2020 and beginning on page 8 of this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to:
Us	$	$
The selling stockholders	$	$

(1)
See “Underwriting and Plan of Distribution” for a description of compensation to be paid to the underwriters.

Delivery of the shares of common stock will be made on or about             , 2021 through the book entry facilities of The Depositary Trust Company.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
BMO Capital Markets	Goldman Sachs & Co. LLC	RBC Capital Markets
Canaccord Genuity Corp.		CIBC Capital Markets
The date of this prospectus is             , 2021

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance and make no representation as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell and are seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus and any free writing prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of our common stock.
ABOUT THIS PROSPECTUS
On October 30, 2020, we effected a reorganization (the “Reorganization”) in which (i) our then-subsidiary Silver Opportunity Partners LLC (“SOP”) became a wholly owned subsidiary of a newly created Delaware corporation named Silver Opportunity Partners Corporation (“SOP Corporation”), (ii) each share of our common stock outstanding immediately prior to the Reorganization was exchanged for (A) 0.394057448219062 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) 0.105942551780938 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (iii) we changed our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc. SOP held our interest in the Sunshine Complex, which is located in the Coeur d’Alene Mining District in Idaho and is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. Through the Reorganization, we distributed all of our equity interest in SOP to our stockholders immediately prior to the Reorganization. As used in this prospectus, “SOP” refers to (i) SOP prior to the Reorganization and (ii) SOP Corporation from and after the Reorganization.
Where information relates to our company before the Reorganization and where the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Sunshine Silver Mining & Refining Corporation and its consolidated subsidiaries, and, unless the context otherwise requires, to its affiliate entities, Minera Plata Real S. de R.L. de C.V. (“MPR”), Operaciones San Jose de Plata S. de R.L. de C.V. (“OSJ”) and Servicios San Jose de Plata S. de R.L. de C.V. (“SSJ”). We also refer to these entities collectively as the “Los Gatos Joint Venture” or “LGJV” where applicable. Where information relates to our company following the

i

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Reorganization and where the context otherwise requires, “Gatos,” the “Company,” “we,” “us” and “our” refer to Gatos Silver, Inc. and its consolidated subsidiaries, and, unless the context otherwise requires, to its affiliate entities that are part of the Los Gatos Joint Venture. We own 70.0% of the LGJV. Despite owning the majority interest in the LGJV, we do not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd. (“Dowa”) (the “Unanimous Omnibus Partner Agreement”) that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements).
References to the “Los Gatos Technical Report” are to the “NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico,” prepared by Tetra Tech Inc. (“Tetra Tech”), dated July 1, 2020, which was prepared in accordance with the requirements of subpart 1300 of Regulation S-K (the “SEC Mining Modernization Rules”) and Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). The Los Gatos Technical Report was filed as Exhibit 96.1 to our Registration Statement on Form S-1 (File No. 333-249224), filed with the SEC on October 1, 2020. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019 and have not been updated since that time. We believe that activity at the Cerro Los Gatos Mine (“CLG”) subsequent to the effective date of the mineral resource estimates would not result in a material change to the information contained in the Los Gatos Technical Report. The mineral reserve estimates and the economic analysis contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and excluded 655,746 tonnes of mineral reserves that had been mined through June 30, 2020. Subsequent to July 1, 2020,              tonnes of material have been mined, which we believe would not result in a material change to the information contained in the Los Gatos Technical Report.
References to “$” or “dollars” are to United States dollars.
MARKET AND INDUSTRY DATA AND FORECASTS
This prospectus and the documents incorporated by reference in this prospectus include market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we, the selling stockholders and the underwriters have not independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.
NOTICE REGARDING MINERAL DISCLOSURE
“Inferred mineral resources” are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

ii

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
PROSPECTUS SUMMARY
This summary highlights the more detailed information contained elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the documents incorporated by reference in this prospectus.
Our Company
We are a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. We are currently focused on the production and continued development of the CLG and the further exploration and development of the Los Gatos District:
•
The CLG, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production on September 1, 2019. The Los Gatos Technical Report, which has an effective date of July 1, 2020, estimates that the deposit contains approximately 9.6 million diluted tonnes of proven and probable mineral reserves (or approximately 6.7 million diluted tonnes of proven and probable mineral reserves on a 70.0% basis), with approximately 6.4 million diluted tonnes of proven mineral reserves (or approximately 4.5 million diluted tonnes of proven mineral reserves on a 70.0% basis) and approximately 3.3 million diluted tonnes of probable mineral reserves (or approximately 2.3 million diluted tonnes of probable mineral reserves on a 70.0% basis). Average proven and probable mineral reserve grades are 306 g/t silver, 0.35 g/t gold, 2.76% lead and 5.65% zinc.

•
The Los Gatos District, located in Chihuahua, Mexico, is located approximately 120 kilometers south of Chihuahua City and is comprised of a 103,087 hectares land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver, lead and zinc deposits that contain mineral resources — the CLG, the Esther deposit and the Amapola deposit — as well as 11 additional high priority targets defined by high grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver, lead and zinc epithermal mineralization. On September 1, 2019, the LGJV commenced production at the CLG. A core component of the LGJV’s business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the CLG plant infrastructure.

Recent Developments
Operational Update
For the three months ended June 30, 2021, the LGJV achieved the following production from CLG:
Mine Production
Tonnes mined
Tonnes processed
Average grades
Silver (g/t)
Gold (g/t)
Lead (%)
Zinc (%)
Metallurgical recovery
Silver (%)
Gold (%)
Lead (%)
Zinc (%)

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
	Lead Concentrate	Zinc Concentrate
Tonnes produced
Average grades
Silver (g/t)
Gold (g/t)
Lead (%)
Zinc (%)
Metallurgical recovery
Silver (%)
Gold (%)
Lead (%)
Zinc (%)
Operating costs for the three months ended June 30, 2021 were in line with management’s expectations and trending toward life-of-mine (“LOM”) feasibility operating costs.
Corporate Information
We were formed on February 2, 2011, when our predecessor, Precious Metals Opportunities LLC, which was formed in December 2009, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us to form Sunshine Silver Mines Corporation. In 2014, we changed our name to Sunshine Silver Mining & Refining Corporation. On October 30, 2020, we completed the Reorganization and changed our name to Gatos Silver, Inc.
Our principal executive office is located at 8400 E. Crescent Parkway, Suite 600, Greenwood Village, CO 80111. Our telephone number is (303) 784 5350.
Implications of Becoming an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include that:
•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
we are not required to submit certain executive compensation matters to shareholder advisory votes, such as “say on pay,” “say on frequency” and “say on golden parachutes”; and

•
we are not required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until December 31, 2025 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities and Exchange Act of

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and in the documents incorporated by reference in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide to stockholders may be different from that you might get from other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
THE OFFERING
Common stock offered by us
             shares.
Common stock offered by the selling stockholders
             shares.
Common stock to be outstanding after this offering
             shares (or              shares if the underwriters exercise in full their option to purchase additional shares of common stock).
Option to purchase additional shares of common stock
The underwriters have an option for a period of 30 days to purchase up to              additional shares of common stock from us and up to              additional shares of common stock from the selling stockholders.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to extinguish our attributable portion of the LGJV’s indebtedness outstanding under the term loan agreement with Dowa, dated July 11, 2017 (as amended, the “Dowa Term Loan”) and for general corporate purposes.
We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.
See “Use of Proceeds.”
Risk factors
See the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2020 and in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Listing
Our common stock is listed on the NYSE and the TSX under the symbol “GATO.”
Unless otherwise indicated, all information in this prospectus, including the number of shares of common stock that will be outstanding after this offering and other share-related information, is based on 59,409,052 shares of common stock outstanding as of April 1, 2021 and excludes:
•
144,589 shares of common stock that we hold as treasury stock;

•
5,206,227 shares of common stock issuable upon the exercise of director and employee options outstanding as of March 31, 2021, at a weighted average exercise price of $12.66 per share;

•
43,676 shares of common stock issuable upon the exercise of LGJV personnel options outstanding as of March 31, 2021, at a weighted average exercise price of $7.23 per share;

•
225,152 shares of common stock issuable upon the conversion of deferred share units (“DSUs”) outstanding as of March 31, 2021; and

•
9,524,945 additional shares of common stock reserved for future issuance under our Amended and Restated Long Term Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Amended and Restated Long Term Incentive Plan.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Unless otherwise indicated, all information in this prospectus assumes:
•
a public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021;

•
no exercise of outstanding options and no conversion of DSUs described above; and

•
no exercise of the option to purchase additional shares of common stock by the underwriters.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
SUMMARY CONSOLIDATED FINANCIAL DATA
We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the two year period ended December 31, 2020 was derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2021 and for the three months ended March 31, 2020 was derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the three months ended March 31, 2021 are not necessarily indicative of results that may be expected for the entire year, and historical results are not necessarily indicative of results that may be expected for any future period. You should read this financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our SEC filings and our consolidated financial statements and related notes incorporated by reference in this prospectus.
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except for share and per share amounts)
Statement of Loss Data:
Expenses:
Exploration	$785	$923	$224	$171
General and administrative	7,765	2,903	3,603	837
Amortization	30	34	7	8
Total expenses	8,580	3,860	3,834	1,016
Other (income) expense:
Dilution loss on affiliates	—	11,231	—	—
Equity (income) loss in affiliates	17,585	12,865	(2,701)	13,445
Arrangement fees	4,843	2,988	506	1,575
Interest expense	4,047	—	—	—
Other (income) loss	(28)	(36)	(19)	5
Net other (income) expense	26,447	27,048	(2,214)	15,025
Net loss from continuing operations	35,027	30,908	1,620	16,041
Loss from discontinued operations	5,414	6,910	—	1,780
Net loss	$40,441	$37,818	$1,620	$17,821
Net loss per share:
From continuing operations, basic and diluted(1)	$0.80	$0.79	$0.03	$0.40
From discontinued operations, basic and diluted(1)	$0.13	$0.18	—	$0.04
Basic and diluted(1)	$0.93	$0.97	$0.03	$0.44
Weighted average shares outstanding, basic and diluted(1)	43,655,601	38,967,038	59,473,566	40,505,079

(1)
Prior period results have been adjusted to reflect the two-for-one reverse split that was part of the Reorganization.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
	March 31, 2021
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,031	$
Total assets	265,680
Total liabilities	3,539
Total shareholders’ equity	262,141

(1)
The as adjusted information gives effect to our issuance and sale of              shares of common stock and our use of proceeds from this offering to extinguish our attributable portion of the LGJV’s indebtedness outstanding under the Dowa Term Loan as described under “Use of Proceeds”, based on an assumed public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) as adjusted cash and cash equivalents, total assets and total shareholders’ equity by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) as adjusted cash and cash equivalents, total assets and total shareholders’ equity by $             million, assuming the assumed public offering price remains the same.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
RISK FACTORS
You should carefully consider the following risk factors as well as those contained in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2020 and our other SEC filings incorporated by reference in this prospectus that may affect our business, future operating results and financial condition, as well as the other information set forth or incorporated by reference in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below and incorporated by reference are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.
Risks Related to This Offering and Our Common Stock
The market price of our common stock may be volatile.
The trading price of our common stock could be volatile. The public offering price will be determined between us, the selling stockholders and the underwriters at the time of pricing and may be at a discount to the current market price and may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:
•
failure to identify mineral reserves at our properties;

•
failure to achieve production at our mineral properties;

•
actual or anticipated changes in the price of silver and base metal byproducts;

•
fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;

•
changes in market valuations of similar companies;

•
success or failure of competitor mining companies;

•
changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•
sales of large blocks of our common stock;

•
announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;

•
changes in regulatory requirements and the political climate in the United States, Mexico or both;

•
litigation involving our Company, our general industry or both;

•
additions or departures of key personnel;

•
investors’ general perception of us, including any perception of misuse of sensitive information;

•
changes in general economic, industry and market conditions;

•
accidents at mining properties, whether owned by us or otherwise;

•
natural disasters, terrorist attacks and acts of war; and

•
our ability to control our costs.

If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us,

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
You will suffer immediate and substantial dilution as a result of this offering.
The public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities, and any additional financing in the future may cause further dilution to our existing stockholders and there can be no assurance that any future additional financing will be on terms that are favorable to us or our stockholders. At an assumed offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, you will incur immediate and substantial dilution of your investment in the amount of $             per share. See “Dilution.”
Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.
After this offering, we will have              shares of common stock outstanding (or              shares of common stock outstanding if the underwriters exercise in full their option to purchase additional shares of common stock).
In connection with this offering, all of our directors and executive officers and their affiliates have signed lockup agreements for a period of 90 days following the date of this prospectus, in which they agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion and without notice, release all or any portion of the common stock subject to such lockup agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.
Moreover, certain stockholders have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Sales of these shares under any such registration statement would result in these shares becoming freely tradable without restriction under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Description of Capital Stock — Registration Rights.” We have also registered all shares of common stock that we may issue under our equity compensation plans, which can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lockup agreements described in the “Underwriters” section of this prospectus.
Electrum and its affiliates and MERS have a substantial degree of influence over us, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or Board of Directors.
After this offering, The Electrum Group, LLC and its affiliates (collectively, “Electrum”) will beneficially own, in the aggregate, approximately             % of our outstanding common stock (approximately             % if the underwriters exercise in full their option to purchase additional shares of common stock), and the Municipal Employees’ Retirement System of Michigan (“MERS”) will beneficially own, in the aggregate, approximately             % of our outstanding common stock (approximately             % if the underwriters exercise in full their option to purchase additional shares of common stock). We have entered into a shareholders agreement with Electrum and MERS pursuant to which Electrum and MERS have certain director nomination rights and Electrum must approve certain corporate actions. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” As a result, Electrum has significant influence over our management and affairs and, so long as Electrum owns at least 35% of our outstanding common stock, will have approval rights over certain corporate actions, including, among others, any merger,

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
consolidation or sale of all or substantially all of our assets, the incurrence of more than $100 million of indebtedness and the issuance of more than $100 million of equity securities.
The concentration of ownership and our shareholders agreement may harm the market price of our common stock by, among other things:
•
delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then current price of our common stock;

•
impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

•
discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then-current price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds.” However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways that an investor may not consider desirable, if our Board of Directors and management believe such use would be in our best interest. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our common stock to decline and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference contain statements that constitute “forward-looking information” and “forward-looking statements” within the meaning of U.S. and Canadian securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by words such as “may,” “might,” “could,” “would,” “achieve,” “budget,” “scheduled,” “forecasts,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include, but are not limited to, those relating to projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry, production from the CLG and further exploration of the Los Gatos District, estimated calculations of mineral reserves and resources at our properties, anticipated expenses, tax benefits, future strategic infrastructure development at the CLG and our requirements for additional capital.
All forward-looking statements speak only as of the date on which they are made. These statements are not a guarantee of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. Important factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:
•
we have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability;

•
we are dependent on two principal projects for our future operations;

•
the LGJV has debt and may incur further debt in the future, which could adversely affect the LGJV’s and our financial health and ability to obtain financing in the future and pursue certain business opportunities;

•
mineral reserve and mineral resource calculations at the CLG and the Los Gatos District are only estimates and actual production results may vary significantly from the estimates;

•
our mineral exploration efforts are highly speculative in nature and may be unsuccessful;

•
actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations;

•
our operations involve significant risks and hazards inherent to the mining industry;

•
the title to some of the mineral properties may be uncertain or defective;

•
the widespread outbreak of the COVID-19 pandemic and any other health epidemics, communicable diseases or public health crises could also adversely affect us, particularly in regions where we conduct our business operations;

•
the prices of silver, zinc and lead are subject to change and a substantial or extended decline in the prices of silver, zinc or lead could materially and adversely affect our revenues and the value of our mineral properties;

•
the Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals;

•
our operations are subject to additional political, economic and other uncertainties not generally associated with U.S. operations; and

•
we are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus and the documents incorporated by reference. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. Undue reliance should not be placed on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the dates on which they were made or to reflect the occurrence of unanticipated events, except as required by law. Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Los Gatos Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, reference should be made to the full text of the Los Gatos Technical Report.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of common stock), based on an assumed public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. The selling stockholders will pay all of the underwriting discounts and commissions with respect to shares of common stock sold by the selling stockholders. We will reimburse the selling stockholders for certain offering expenses as set forth in the Registration Rights Agreement.
A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by $             million, assuming the assumed public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital and to create additional liquidity in our common stock. We intend to use the net proceeds of this offering as follows:
•
approximately $             million to extinguish our attributable portion of the LGJV’s indebtedness outstanding under the Dowa Term Loan; and

•
the remainder for general corporate purposes, which may include, without limitation, general and administrative expenses, working capital funding, additional exploration expense and other capital investment at our existing properties or through acquisitions.

The Dowa Term Loan, under which $             million was outstanding as of June 30, 2021, bears interest at LIBOR plus 2.35% and matures two business days prior to December 31, 2027. For more information on the Dowa Term Loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Dowa Debt Agreements” in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
We currently intend to use the net proceeds from this offering in the manner described above. However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment-grade securities or short-term deposits.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
DIVIDEND POLICY
We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain earnings for use in our operations and expansion of our business. Payment of any dividends will depend upon our future earnings, if any, our financial condition, and other factors as deemed relevant by our Board of Directors.
Pursuant to the priority distribution agreement, the LGJV is required to deposit all dividends or distributions, other than management fees and partner expense reimbursements, into an escrow account until an aggregate amount equal to $20 million has been deposited into such account for the benefit of Dowa as a priority dividend. Following the payment of $20 million to Dowa, dividends from LGJV will be paid in accordance with the ownership percentage of the LGJV.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:
•
on an actual basis; and

•
on an as adjusted basis to give effect to our issuance and sale of              shares of common stock and our use of proceeds from this offering to extinguish our attributable portion of the LGJV’s indebtedness outstanding under the Dowa Term Loan as described under “Use of Proceeds”, based on an assumed public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and our consolidated financial statements and related notes incorporated by reference in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.
	March 31, 2021
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$31,031	$
Shareholders’ equity
Common stock, $0.001 par value; 700,000,000 shares authorized; 59,409,052 shares outstanding, actual; shares outstanding, as adjusted	108
Paid in capital	412,103
Accumulated deficit	(149,043)
Treasury stock, at cost, 144,589 shares, actual and as adjusted	(1,027)
Total shareholders’ equity	262,141
Total capitalization	$262,141	$

(1)
The as adjusted information is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $             million, assuming the assumed public offering price remains the same.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
DILUTION
If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of common stock immediately after this offering.
Our consolidated net tangible book value as of March 31, 2021 was $262.1 million or $4.41 per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to our issuance and sale of              shares of common stock and our use of proceeds from this offering to extinguish our attributable portion of the LGJV’s indebtedness outstanding under the Dowa Term Loan as described under “Use of Proceeds”, based on an assumed public offering price of $             per share, which was the last reported sale price of our common stock on the NYSE on             , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted consolidated net tangible book value as of March 31, 2021 would have been $             million or $             per share of common stock. This amount represents an immediate increase in net tangible book value of $             per share of common stock to our existing stockholders and an immediate dilution in net tangible book value of $             per share of common stock to new investors.
The following table illustrates this per share dilution:
Assumed public offering price per share		$
Consolidated net tangible book value per share as of March 31, 2021	$4.41
Increase in consolidated net tangible book value per share attributable to investors purchasing shares in this offering
As adjusted consolidated net tangible book value per share as of March 31, 2021 after giving effect to this offering
Dilution per share to investors purchasing shares in this offering		$
The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) as adjusted consolidated net tangible book value per share by $             per share and dilution per share to investors purchasing shares in this offering by $             per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) as adjusted consolidated net tangible book value per share by $             per share and dilution per share to investors purchasing shares in this offering by $             per share, in each case assuming the assumed public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of common stock, our as adjusted consolidated net tangible book value per share would be $            , and the dilution per share to investors purchasing shares in this offering would be $            .
To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans and are exercised, outstanding DSUs are converted to common stock, new DSUs are issued and are converted to common stock or we issue additional common stock in the future, there will be further dilution to investors purchasing shares in this offering.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our common stock as of April 1, 2021 by:
•
each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•
each of our directors and named executive officers individually;

•
all of our directors and executive officers as a group; and

•
each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of April 1, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Applicable percentage ownership before this offering is based on 59,409,052 shares of common stock outstanding as of April 1, 2021. Applicable percentage ownership after this offering is based on the number of shares outstanding as of April 1, 2021, as adjusted to give effect to this offering. This table is based on information supplied by officers, directors and selling stockholders and by Schedules 13D and Schedules 13G, if any, filed with the SEC. Unless otherwise indicated, the address for each listed stockholder is: c/o Gatos Silver, Inc., 8400 E. Crescent Parkway, Suite 600, Greenwood Village, CO 80111. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
			Percentage of Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Offered Hereby†	Before This Offering	After This Offering
Greater than 5% Stockholders and Selling Stockholders:
Electrum(1):
Electrum Silver US LLC	19,993,086		33.7%	%
Electrum Silver US II LLC	4,591,627		7.7%	%
Total	24,584,713		41.4%	%
Municipal Employees’ Retirement System of Michigan(2)	6,232,384		10.5%	%
FMR LLC(3)	8,877,461	—	14.9%	%
Directors and Named Executive Officers:
Janice Stairs(7)(9)	45,561	—	*	*
Ali Erfan(4)(7)(9)	116,860	—	*	*
Igor Gonzales(7)(9)	28,216	—	*	*
Karl Hanneman(7)(9)	61,895	—	*	*
Charles Hansard(7)(9)	—	—	*	*
Igor Levental(5)(7)(9)	133,446	—	*	*
Stephen Orr(6)(7)	1,356,689	—	2.3%	%
David Peat(7)(9)	166,917	—	*	*

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
			Percentage of Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Offered Hereby†	Before This Offering	After This Offering
Daniel Muñiz Quintanilla(8)	—	—	*	*
John Kinyon(7)	317,485	—	*	*
Philip Pyle(7)	483,344	—	*	*
All directors and executive officers as a group (16 persons)	3,463,708	—	5.8%	%

*
Represents beneficial ownership of less than 1%.

†
Assumes no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares of common stock, the selling stockholders will sell a number of additional shares that bear the same proportion to the total number of such additional shares to be sold as the number of shares set forth in this column bears to the total number of shares set forth in this column.

(1)
The securities reported are based on a Schedule 13G filed on February 4, 2021 by Electrum Silver US LLC (“ESUS”), Electrum Strategic Management LLC (“ESM”), Electrum Global Holdings L.P. (“Global Holdco”), TEG Global GP Ltd. (“TEG Global”), The Electrum Group LLC (“TEG”), Electrum Silver US II LLC (“ESUS II”), Electrum Strategic Opportunities Fund II L.P. (“ESOF II”), Electrum Strategic Opportunities Fund II GP L.P. (“ESOF II GP L.P.”) and ESOF II GP Ltd. (“ESOF II GP”) (for the purposes of this section, collectively, “Electrum”). Mr. Levental is President of TEG and Mr. Erfan is Vice Chairman of TEG.

ESUS directly owns 19,993,086 shares of our common stock. ESM is the manager of ESUS. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, ESM, Global Holdco, TEG Global and TEG may be deemed to beneficially own shares of our common stock held by ESUS.
ESUS II directly owns 4,591,627 shares of our common stock. ESOF II owns 99% of ESUS II, and ESM is the manager of ESUS II. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. The general partner of ESOF II is ESOF II GP L.P., and the general partner of ESOF II GP L.P. is ESOF II GP. ESOF II GP is wholly owned by Global Holdco. TEG acts as an investment advisor to ESOF II. As a result, ESOF II, ESM, Global Holdco, TEG Global, ESOF II GP L.P., TEG and ESOF II GP may be deemed to beneficially own shares of our common stock held by ESUS II.
The address of the Electrum entities is 535 Madison Avenue, 12th Floor, New York, New York 10022.
(2)
The securities reported are based on a Schedule 13G filed on February 16, 2021 by the Municipal Employees’ Retirement System of Michigan and represents (i) 6,205,259 shares of our common stock held by MERS and (ii) 27,125 shares of our common stock issuable upon exercise of options that are vested or vest within 60 days of April 1, 2021. The address of MERS is 1134 Municipal Way, Lansing, Michigan 48917.

(3)
The securities reported are based on a Schedule 13G/A filed on February 8, 2021 by FMR LLC. FMR LLC has sole voting power with respect to 1,261,565 shares and sole investment power with respect to 8,877,461 shares. Abigail P. Johnson, a Director, the Chairman and the Chief Executive Officer of FMR LLC, has sole investment power with respect to 8,877,461 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4)
Represents 82,262 shares of our common stock held by Ajami Associates Limited, which is owned and controlled by Mr. Erfan. The address of Ajami Associates Limited is c/o Sphere Management (Maritius) Limited, 6th Floor, Suite 619, Port Louis, Mauritius. Mr. Erfan disclaims beneficial ownership of shares of our common stock held by Electrum. See footnote (1).

(5)
Represents 88,663 shares of our common stock held by Levental Family Trust, for which Mr. Levental is a beneficiary. The address of Levental Family Trust is c/o Davis Graham and Stubbs, 1550 17th St., #500 Denver, Colorado 80202. Mr. Levental disclaims beneficial ownership of shares of our common stock held by Electrum. See footnote (1).

(6)
Represents (i) 91,235 shares of our common stock held by Cast Management 401k Trust, in which Mr. Orr is a beneficiary and (ii) 66,548 shares of our common stock held by Mr. Orr’s spouse. The address of Cast Management 401k Trust is 30 N Gould St, Suite R, Sheridan, Wyoming 82801. Mr. Orr disclaims beneficial ownership of the shares held by his spouse.

(7)
Holdings include the following shares which may be acquired upon the exercise of options outstanding under the LTIP and exercisable within 60 days of April 1, 2021: Janice Stairs — 20,667 shares; Ali Erfan — 20,667 shares; Igor Gonzales — 18,084

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
shares; Karl Hanneman — 36,167 shares; Igor Levental — 20,667 shares; Stephen Orr — 1,183,937 shares; David Peat — 112,589 shares; Philip Pyle — 417,126 shares; John Kinyon — 303,611 shares; and all current directors and executive officers as a group — 2,816,357 shares.
(8)
Mr. Muñiz was appointed to the Board of Directors effective April 1, 2021.

(9)
Holdings include the following shares which may be acquired upon departure from the Company by settlement of the DSUs outstanding under the LTIP within 60 days of April 1, 2021: Janice Stairs — 14,894 shares; Ali Erfan — 13,931 shares; Igor Gonzales — 10,132 shares; Karl Hanneman — 15,728 shares; Igor Levental — 15,416 shares; David Peat — 49,853 shares; and all current directors as a group — 119,954 shares.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our common stock, Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, the Registration Rights Agreement and the DGCL. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL.
General
Our authorized capital stock consists of 700,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of April 1, 2021, there were 59,409,052 shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights.   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.
Dividend Rights.   We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon Liquidation.   In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other Rights.   The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to our common stock.
Preferred Stock
Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
Limits on Actions by Written Consents
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Limits on Special Meetings
Special meetings of the stockholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by our Board of Directors.
Choice of Forum
Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims under the U.S. Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Amended and Restated Certificate of Incorporation further provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act.
Our Amended and Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our Amended and Restated Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Corporate Opportunities
Our Amended and Restated Certificate of Incorporation provides that we renounce any interest or expectancy in the business opportunities of Electrum and MERS and of our directors who are affiliated with Electrum or MERS, other than directors who are also our employees, and that neither our directors affiliated with Electrum or MERS, other than directors who are also our employees, nor Electrum or MERS, have any obligation to offer us those opportunities. Electrum, MERS and any of our directors who are affiliated with them other than directors who are also our employees may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, any mining business.
Amendments to Our Governing Documents
Generally, any amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors. Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.
Board of Directors
Our Board of Directors consists of a single class of directors, and directors serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 66.67% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.
Delaware Business Combination Statute
We are subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:
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the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Some Provisions
Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:
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acquisition of control of us by means of a proxy contest or otherwise, or

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removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Registration Rights
Pursuant to the Registration Rights Agreement, MERS and Electrum and their permitted transferees are entitled to the following rights with respect to the registration of such shares for public resale under the U.S. Securities Act. If exercised, these registration rights would enable holders to transfer these shares under the registration statement without restriction under the U.S. Securities Act.
Demand Registration.   These holders may request in writing that we effect a resale registration under the U.S. Securities Act with respect to all or any portion of their shares subject to registration rights, subject to certain exceptions. Depending on certain conditions, we may defer a demand registration on one occasion during any six-month period for a reasonable time not exceeding 90 days. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.
Piggyback Registration.   In the event that we propose to register any of our securities under the U.S. Securities Act, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the U.S. Securities Act, other than with respect to a demand registration or a registration statement on Form S-4, F-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration, subject to certain limitations.
Shelf Registration.   These holders may request that we file and keep effective a shelf registration statement pursuant to Rule 415 under the U.S. Securities Act with respect to all or any portion of their shares subject to registration rights.
Expenses; Indemnification.   The Registration Rights Agreement provides that we must pay all registration expenses in connection with effecting any demand registration, piggyback registration or shelf registration. The Registration Rights Agreement contains customary indemnification and contribution provisions.
Listing
Our common stock is listed on the NYSE and the TSX under the symbol “GATO.”
Transfer Agent and Registrar
The U.S. transfer agent and registrar for our common stock is EQ by Equiniti, located at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120, and the Canadian transfer agent and registrar for our common stock is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1S3.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not at any time owned, actually or constructively (as determined for purposes of the provisions of U.S. federal income tax law applicable to non-U.S. holders of shares of a USRPHC, as defined below), more than 5% of our common stock. Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock and you are:
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a nonresident alien individual;

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a foreign corporation; or

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a foreign estate or trust.

You are not a Non-U.S. Holder, however, if you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which you sell any of our common stock or if you are a former citizen or former resident of the United States, or an entity that has expatriated from the United States, for U.S. federal income tax purposes. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.
If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
Dividends
As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “— Gain on Disposition of Our Common Stock.”
Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “— FATCA”), you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.
If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Gain on Disposition of Our Common Stock
Subject to the discussion below under “— Information Reporting and Backup Withholding,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
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the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

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we are or have been a “United States real property holding corporation” (a “USRPHC”), as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a USRPHC.
If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax advisor with respect to other U.S. tax consequences of the disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
FATCA
Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Proposed regulations provide that the FATCA tax will not apply to gross proceeds from the disposition of shares of U.S. corporations, such as our common stock, as otherwise would have been the case after December 31, 2018, and Treasury has stated that taxpayers may rely on the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.
Federal Estate Tax
Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR CANADIAN HOLDERS
The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Regulations”) in force on the date hereof (collectively, the “Tax Act”) that generally apply to a purchaser who acquires as beneficial owner our common stock pursuant to this offering and who, at all relevant times, for purposes of the Tax Act: (i) is, or is deemed to be, resident in Canada; (ii) deals at arm’s length with the Company and the underwriters; (iii) is not affiliated with the Company or the underwriters; (iv) is not in a relationship with us such that we would be considered a “foreign affiliate” of such purchaser; and (v) acquires and holds our common stock as capital property (a “Holder”). Generally, our common stock will be capital property to a Holder provided the Holder does not acquire, use, or hold our common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.
This summary does not apply to a Holder (i) that is a “specified financial institution”; (ii) an interest in which is a “tax shelter investment”; (iii) that is a “financial institution” for purposes of the “mark-to-market property” rules contained in the Tax Act; (iv) that reports its “Canadian tax results” in a currency other than Canadian currency; (v) that has entered or will enter into, in respect of our common stock, a “synthetic disposition arrangement” or a “derivative forward agreement”, as such terms are defined for purposes of the Tax Act.; or (vi) that is a partnership or exempt from tax under Part I of the Tax Act. Such prospective Holders should consult their own tax advisors with respect to the consequences of acquiring our common stock.
This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial decision or action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our common stock. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of our common stock should consult their own tax advisors having regard to their own particular circumstances.
Currency Conversion
Generally, for purposes of the Tax Act, all relevant amounts relating to the acquisition, holding or disposition of our common stock (including adjusted cost base, proceeds of disposition, interest and dividends, if any) must be expressed in Canadian dollars. Accordingly, amounts denominated in U.S. dollars must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada). The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.
Dividends
A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock during such taxation year. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. In the case of a Holder that is a corporation, dividends received on our common stock, including amounts withheld for U.S. withholding tax, if any, will be included in computing the Holder’s income, and such Holder will not be entitled to the inter-corporate dividend deduction in computing taxable income which generally applies to dividends received from taxable Canadian corporations. To the extent U.S. withholding tax is paid in respect of dividends paid on our common

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
stock, the amount of such tax may be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act.
Holders are advised to consult their own tax advisors with respect to the availability of a foreign tax credit or deduction to them having regard to their particular circumstances.
Dispositions
Generally, on a disposition or deemed disposition of a share of our common stock, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the Holder’s adjusted cost base of the share immediately before the disposition or deemed disposition.
The adjusted cost base to the Holder of a share of our common stock acquired pursuant to this offering will be determined by averaging the cost of that share with the adjusted cost base (determined immediately before acquisition of the share) of all other shares of our common stock held as capital property by the Holder immediately prior to such acquisition.
Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years. Capital gains realized by a Holder that is an individual or certain types of trusts, may give rise to a liability for alternative minimum tax under the Tax Act.
To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock, the amount of such tax may be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.
Eligibility for Investment
If issued on the date hereof, based on the current provisions of the Tax Act, shares of our common stock will be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “registered disability savings plan” (“RDSP”), a tax-free savings account (“TFSAs”) (each one a “Registered Plan”), or a “deferred profit sharing plan” (“DPSP”) (as those terms are defined in the Tax Act), provided that our common stock is listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and TSX).
Notwithstanding that shares of our common stock may be a qualified investment for a Registered Plan, if shares of our common stock are a “prohibited investment” within the meaning of the Tax Act for the particular Registered Plan, the annuitant, holder, or subscriber of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. Shares of our common stock will not generally be a “prohibited investment” for a Registered Plan if the annuitant, holder, or subscriber, as the case may be, deals at arm’s length with the Company for the purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company.
In addition, the shares of our common stock will generally not be a “prohibited investment” if such shares are “excluded property” within the meaning of the Tax Act, for the Registered Plan.
Prospective purchasers of our common stock who intend to hold shares of our common stock in a Registered Plan should consult their own tax advisers in regard to the application of the prohibited investment rules in their particular circumstances.
Offshore Investment Fund Property
The Tax Act contains rules which may require a taxpayer to include in income in each taxation year an amount in respect of the holding of an “offshore investment fund property”. These rules could apply to a Holder in respect of a share in our common stock if two conditions are both satisfied.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
The first condition for such rules to apply is that the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”).
The second condition for such rules to apply to a Holder is that it must be reasonable to conclude that one of the main reasons for the Holder acquiring or holding a share in our common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Holder.
If applicable, these rules would generally require a Holder to include in income for each taxation year in which the Holder owns a share in our common stock (i) an imputed return for the taxation year computed on a monthly basis and determined by multiplying the Holder’s “designated cost” (as defined in the Tax Act) of such share at the end of the month by 1/12th of the applicable prescribed rate, plus two per cent, for the period that includes such month, less (ii) the Holder’s income for the year (other than a capital gain) from such share determined without reference to these rules. Any amount required to be included in computing a Holder’s income under these provisions will be added to the adjusted cost base to the Holder of their share in our common stock.
The application of these rules depends, in part, on the reasons for a Holder acquiring or holding shares in our common stock. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules, in their own particular circumstances.
Additional Refundable Tax
A Holder that is throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of net taxable capital gains and certain dividends.
Foreign Property Information Reporting
In general, a Holder that is a “specified Canadian entity” for a taxation year or fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act) including our common stock at any time in the taxation year or fiscal period exceeds C$100,000 will be required to file an information return with the Canada Revenue Agency for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a Holder will generally be a specified Canadian entity. Our common stock will come within the definition of “specified foreign property” of a Holder for the purposes of the Tax Act. Penalties may apply where a Holder fails to file the required information return in respect of such Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.
The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required.
Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of April 1, 2021, we will have              shares of common stock outstanding after this offering (or              shares of common stock outstanding if the underwriters exercise in full their option to purchase additional shares of common stock). The 24,644,500 shares of common stock sold in our initial public offering are, and all of the shares of common stock sold in this offering will be, freely transferable without restriction or registration under the U.S. Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act. The remaining shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the U.S. Securities Act. After the expiration of the contractual lockup period described below, to the extent applicable, these shares may be sold in the public market only if registered or pursuant to an exemption under Rules 144 or 701, each of which is summarized below.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of shares of our common stock then outstanding; or

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the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before our initial public offering is entitled to resell such shares 90 days after the date of our initial public offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lockup period described below, to the extent applicable, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Stock Options
We have filed registration statements under the U.S. Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Long Term Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under these registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual lockup period described below, to the extent applicable.
Lockup Agreements
In connection with this offering, all of our directors and executive officers and their affiliates have signed lockup agreements for a period of 90 days following the date of this prospectus, in which they agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion and without notice, release all or any portion of the common stock subject to such lockup agreements.
Registration Rights
We have entered into a registration rights agreement with Electrum and MERS. These stockholders are entitled to rights with respect to the registration of their shares under the U.S. Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
UNDERWRITING AND PLAN OF DISTRIBUTION
We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are acting as joint book running managers of this offering and as the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.
Underwriters	Number of shares
BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Canaccord Genuity Corp.
CIBC World Markets Corp.
Total
The offering is being made concurrently in the United States and in each of the provinces in Canada, other than Québec. Our common stock will be offered in the United States through those underwriters who are registered to offer the common stock for the sale in the United States and such other registered dealers as may be designated by the underwriters. Our common stock will be offered in each of the provinces of Canada, other than Québec, through BMO Nesbitt Burns Inc., Goldman Sachs Canada Inc., RBC Dominion Securities Inc. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers or other entities outside the United States and Canada that are affiliates of the underwriters as may be designated by the underwriters, may offer the common stock outside of the United States and Canada.
The underwriting agreement provides for a firm commitment underwriting, and the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares of common stock described below.
Our common stock is offered subject to a number of conditions, including:
•
receipt and acceptance of our common stock by the underwriters; and

•
the underwriters’ right to reject orders in whole or in part.

The obligation of the underwriters under the underwriting agreement may also be terminated at their discretion upon the occurrence of certain stated events, including, without limitation: a material adverse change in our business that makes it impractical or inadvisable to proceed with the offering; a suspension or material limitation of trading generally on certain securities markets; a suspension or material limitation in trading in shares of our common stock on the NYSE or the TSX; a general moratorium on commercial banking activities or a material disruption in commercial banking or securities settlement services; and an outbreak or escalation of hostilities or acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions, in each case that makes it impractical or inadvisable to proceed with the offering.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Option to Purchase Additional Shares
The underwriters have an option to purchase up to              additional shares of common stock from us and up to      additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Commissions and Discounts
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. If all the shares are not sold after the underwriters have made a reasonable effort to sell the shares at the public offering price, the representatives may change the offering price and the other selling terms, provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.
The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.
	No exercise	Full exercise
Per share	$	$
Total paid by us	$	$
Total paid by the selling stockholders	$	$
We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.
No Sales of Similar Securities
We, all of our directors and executive officers and their affiliates have entered into lock up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time, BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion, release some or all the securities from these lock up agreements.
The lock up agreement does not apply to the following transactions by us: (1) issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) or warrants, if any, disclosed as outstanding elsewhere in this prospectus; (2) the issuance of employee stock options (or other equity incentive awards) and subsequent issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) pursuant to equity incentive plans described elsewhere in this prospectus; (3) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of equity incentive plans described elsewhere in this prospectus; and (4) the issuance of common stock in connection with one or more acquisitions by us, or joint ventures between the us and, another company, or pursuant to equipment leasing arrangements, debt financings or settlement agreements by us, provided that the aggregate number of shares of common stock that may be issued pursuant to clause (4) shall not exceed 10% of the total number of shares of common stock outstanding after the completion of this offering and each recipient of shares of common stock issued pursuant to clause (4) agrees to be bound by the terms of a lock up agreement.
The lock up agreement does not apply to the following transactions by our directors and executive officers and their affiliates: (1) bona fide gifts; (2) dispositions to any trust for the direct or indirect benefit of the transferor or the transferor’s immediate family; (3) transfers to a wholly owned subsidiary of the transferor or

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
to direct or indirect stockholders, members, partners or other affiliates of the transferor, provided that the transfer does not involve a disposition for value; (4) transfers by operation of law, such as the rules of intestate succession; (5) dispositions of common stock acquired in this offering (other than any issuer directed shares purchased in this offering by our directors or officers) or in open market transactions after the completion of this offering; (6) transfers to any corporation, partnership or other business entity with whom the transferor shares in common an investment manager or adviser; (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not permit the transfer or other disposition of common stock during the lock up period; and (8) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a change of control. In the case of clauses (1), (2), (3), (4) and (6) above, the transferee must also agree to be bound by the terms of a lock up agreement.
Indemnification
We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the U.S. Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
Exchanges
Our common stock is listed on the NYSE and the TSX under the symbol “GATO.”
Price Stabilization, Short Positions
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:
•
stabilizing transactions;

•
short sales;

•
purchases to cover positions created by short sales;

•
imposition of penalty bids; and

•
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares of common stock.
The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. Any naked short position would form part of the underwriters’ option to purchase additional shares of common stock.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, the TSX, other stock exchanges, in the over the counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.
The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.
Notice to Investors
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)   to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of our common stock may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to prospective investors in Hong Kong
Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to prospective investors in Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.
Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re offering or re sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23 13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.
For Non QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23 13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non CIS Securities may not be circulated or distributed, nor may the Non CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Non CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non CIS Securities pursuant to an offer made under Section 275 of the SFA except:
(i)   to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)   where no consideration is or will be given for the transfer;
(iii)   where the transfer is by operation of law;
(iv)   as specified in Section 276(7) of the SFA; or
(v)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares of our common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04 N12: Notice on the Sale of Investment Products and MAS Notice FAA N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the shares of our common stock described herein. The shares of our common stock may not be publicly offered, sold or

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this document nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in the United Kingdom
In relation to the United Kingdom, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)   to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
(c)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),
provided that no such offer of shares of our common stock shall require the company or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each underwriter has represented and agreed that:
(a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of our shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares of our common stock in, from or otherwise involving the United Kingdom.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters with respect to Canadian law will be passed upon for us by Fasken Martineau DuMoulin LLP and for the underwriters by Stikeman Elliott LLP.
EXPERTS
The consolidated financial statements of Gatos Silver, Inc. as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The combined financial statements of the Los Gatos Joint Venture as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The technical information appearing or incorporated by reference in this prospectus concerning the Cerro Los Gatos Mine and the Los Gatos District, including estimates of mineral resources and mineral reserves, was derived from the Los Gatos Technical Report prepared by Tetra Tech, Inc., independent mining consultants. As of the date hereof, Tetra Tech, Inc. beneficially owns none of our outstanding common stock.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the U.S. Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and the exhibits and any schedules filed therewith.
Statements contained or incorporated by reference in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if such contract or document is filed as an exhibit to the registration statement, each such statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports and proxy and information statements we have filed electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing reports and proxy and other information statements with the SEC. We are also subject to the informational requirements of the securities commissions or similar regulatory authority in each of the provinces of Canada, other than Québec, subject to available exemptions. You are invited to read any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities authorities. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.
Our website is gatossilver.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. We incorporate by reference the documents listed below:
•
our Annual Report on Form 10-K for the year ended December 31, 2020;

•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 12, 2021;

•
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021;

•
our Current Reports on Form 8-K filed with the SEC on March 12, 2021, April 1, 2021, June 1, 2021 and June 2, 2021;

•
all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; and

•
the description of our common stock included in our registration statement on Form 8-A, filed with the SEC on October 21, 2020, including any amendments thereto.

Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website at www.sec.gov. Our filings with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and exhibits incorporated in and amendments to those reports, are also available free of charge on our website (gatossilver.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference herein. You can obtain any of the documents incorporated by reference into this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. You can obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address:
Investor Relations
Gatos Silver, Inc.
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784-5350

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
GLOSSARY OF TECHNICAL TERMS
Certain terms and abbreviations used in this prospectus are defined below:
“Ag” means the chemical symbol for the element silver.
“AISC” means all-in sustaining cost.
“Au” means the chemical symbol for the element gold.
“By-Product” is a secondary metal or mineral product recovered in the milling process.
“Concentrate” is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.
“Dilution” is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.
“Feasibility Study” is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
“Grade” means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t), the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.
“g/t” means grams per tonne.
“Hectare” is a metric unit of area equal to 10,000 square meters (2.471 acres).
“Indicated Mineral Resources” or “Indicated Resources” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“Inferred Mineral Resources” or “Inferred Resources” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“Los Gatos Technical Report” means “NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico,” prepared by Tetra Tech Inc., dated July 1, 2020, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101.
“masl” is meters above sea level.
“Mineral Reserves” means the economically mineable part of a Measured or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
“Mineral Resources” means a concentration or occurrence of minerals, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
“Measured Mineral Resources” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
“Mill” is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.
“M&I” means Measured Mineral Resources and Indicated Mineral Resources.
“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.
“NSR” means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner less certain costs.
“Ore” is rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit.
“Ore Reserve” is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
“Pb” means the chemical symbol for the element lead.
“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“SEC Mining Modernization Rules” means subpart 1300 of Regulation S-K.
“Tailings” is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.
“Ton” means a short ton which is equivalent to 2,000 pounds, unless otherwise specified. We will also reference “Tonne,” which is a metric ton or 2,204.6 pounds. “Tonne” is referenced under the “Grade” definition.
“toz” means a troy ounce.
“Zn” means the chemical symbol for the element zinc.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83

             Shares
GATOS SILVER, INC.
COMMON STOCK
BMO Capital MarketsGoldman Sachs & Co. LLCRBC Capital Markets
Canaccord Genuity Corp.CIBC Capital Markets

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Transfer agents’ fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate. The Registrant will pay all of the expenses of this offering listed above. We will reimburse the selling stockholders for certain offering expenses as set forth in the Registration Rights Agreement.
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant has entered into indemnification agreements with each of its directors and executive officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we have issued and sold the securities described below without registering the securities under the U.S. Securities Act. In this section, share amounts are presented as of the date of the relevant transaction and, for transactions effected before October 30, 2020, share amounts do not give effect to the Reorganization.
1.   On May 24, 2019, we issued and sold 4,166,667 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $25,000,002.
2.   From June 3, 2019 to June 19, 2019, we issued and sold an aggregate of 77,643 shares of common stock to certain of our directors and officers for $465,858.
3.   On July 16, 2019, we issued and sold 2,500,000 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $15,000,000.
4.   From April 20, 2020 to September 21, 2020, we issued and sold $15,000,000 aggregate principal amount of convertible notes to one or more private equity investment funds, institutional investors and other persons
5.   On October 30, 2020, we issued an aggregate of 31,779,512 shares of common stock to our existing stockholders in connection with the filing and effectiveness of our Amended and Restated Certificate of Incorporation.
6.   On October 30, 2020, we issued an aggregate of 2,712,003 shares of common stock to one or more private equity investment funds, institutional investors and other persons upon the conversion of the then-outstanding convertible notes and accrued but unpaid interest.
7.   On October 30, 2020, we issued an aggregate of 47,061 shares of common stock to certain of our executive officers in connection with their previous deferral of a portion of their salaries.
The offers, sales and issuances of the securities described in this item were exempt from registration either (i) under Section 4(a)(2) of the Securities Act of 1933, as amended (the “U.S. Securities Act”) and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the U.S. Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the U.S. Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the U.S. Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.   Exhibits and Financial Statement Schedules.
(a)   The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.
(b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17.   Undertakings.
The undersigned Registrant hereby undertakes that:
(a)   Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.
(b)   For purposes of determining any liability under the U.S. Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(c)   For the purpose of determining any liability under the U.S. Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)   For purposes of determining any liability under the U.S. Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
EXHIBIT INDEX
		Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation	8-K	001-39649	3.1	October 30, 2020
3.2	Amended and Restated By-Laws	8-K	001-39649	3.2	October 30, 2020
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1.1	Term Loan Agreement dated as of July 11, 2017 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V. as Borrowers and Dowa Metals & Mining Co., Ltd. as Lender and Sunshine Silver Mining and Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.1	October 1, 2020
10.1.2	Amendment No. 1 to Term Loan Agreement, dated as of July 11, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.2	October 1, 2020
10.1.3	Amendment No. 2 to Term Loan Agreement, dated as of November 30, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.3	October 1, 2020
10.1.4	Amendment No. 3 to Term Loan Agreement, dated as of January 31, 2019 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.	S-1	333-249224	10.1.4	October 1, 2020
10.2.1	Memorandum of Understanding as of April 16, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and	S-1	333-249224	10.3.1	October 1, 2020

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
		Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
	Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd. and Sunshine Silver Mining & Refining Corporation
10.3.1	Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.1	October 1, 2020
10.3.2	Agreement to Make Capital Contribution dated April 10, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.2	October 1, 2020
10.3.3	Amendment to Partner Agreement dated June 30, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.3	October 1, 2020
10.3.4	Amendment No. 3 to Partner Agreement dated March 30, 2018 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.4	October 1, 2020
10.3.5	Amendment No. 4 to Partner Agreement dated March 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.5	October 1, 2020
10.3.6	Amendment No. 5 to Partner Agreement dated April 29, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios	S-1	333-249224	10.5.6	October 1, 2020

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
		Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
	San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.3.7	Amendment No. 6 to Partner Agreement dated May 25, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.7	October 1, 2020
10.3.8	Amendment No. 7 to Partner Agreement dated June 16, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.5.8	October 1, 2020
10.4.1	Confirmation Agreement dated March 9, 2021 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Gatos Silver, Inc. and Dowa Metals & Mining Co., Ltd.	8-K	001-39649	10.1	March 12, 2021
10.5.1	Priority Distribution Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.7.1	October 1, 2020
10.6.1	Exploration, Exploitation and Unilateral Promise to Sell Agreement dated May 4, 2006 between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V.	S-1	333-249224	10.8.1	October 1, 2020
10.7.1#	Agreement dated July 15, 2019, between Ocean Partners USA. Inc. and Operaciones San Jose de Plata, S. de R.L. de C.V.	S-1	333-249224	10.9.1	October 1, 2020
10.7.2#	Memorandum of Agreement dated July 1, 2020, between Operaciones San Jose de Plata, S. de R.L. de C.V. and Dowa Metals & Mining Co., Ltd.	S-1	333-249224	10.9.2	October 1, 2020
10.8.1#	Cerro Los Gatos Lead Concentrate Sales Agreement dated April 14, 2019 between Operaciones San Jose de Plata, S. de R.L.	S-1	333-249224	10.10.1	October 1, 2020

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
		Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
	de C.V. and Metagri S.A. de C.V.
10.9.1†	Amended and Restated Long Term Incentive Plan	S-8	333-249782	99.1	October 30, 2020
10.9.2†	Form of Executive Nonqualified Stock Option Agreement	S-1	333-249224	10.12.2	October 8, 2020
10.9.3†	Form of Director Nonqualified Stock Option Agreement	S-1	333-249224	10.12.3	October 8, 2020
10.9.4†	Form of DiSU Award Agreement	S-1	333-249224	10.12.4	October 8, 2020
10.9.5†	Form of DSU Award Agreement	S-1	333-249224	10.12.5	October 8, 2020
10.10.1†	Annual Incentive Plan	S-1	333-249224	10.13.1	October 8, 2020
10.11.1†	Non-Qualified Deferred Compensation Plan	S-1	333-249224	10.14.1	October 8, 2020
10.12.1†	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mining & Refining Corporation and Stephen Orr	S-1	333-249224	10.15.1	October 1, 2020
10.12.2†	Employment Agreement dated as of April 1, 2016 between Sunshine Silver Mining & Refining Corporation and John Kinyon	S-1	333-249224	10.15.2	October 1, 2020
10.12.3†	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mining & Refining Corporation and Philip Pyle	S-1	333-249224	10.15.3	October 1, 2020
10.13.1	Management Services Agreement dated October 30, 2020, between the Company and Silver Opportunity Partners Corporation	8-K	001-39649	10.1	October 30, 2020
10.14.1	Shareholders Agreement dated October 30, 2020, by and among the Company and the stockholders that are signatories thereto	8-K	001-39649	10.2	October 30, 2020
10.15.1	Form of Indemnification Agreement	S-1	333-249224	10.18.1	October 1, 2020
10.16.1	Registration Rights Agreement dated October 30, 2020, by and among the Company and the stockholders that are signatories thereto	8-K	001-39649	10.3	October 30, 2020
21.1	Subsidiaries of the Registrant	10-K	001-39649	21.1	March 29, 2021
23.1*	Consent of KPMG LLP — Gatos Silver, Inc.
23.2*	Consent of KPMG LLP — Los Gatos Joint Venture
23.3*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.4*	Consent of Tetra Tech, Inc.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
Incorporation by Reference
Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date
23.5*	Consent of Guillermo Dante Ramírez-Rodríguez
23.6*	Consent of Leonel López
23.7*	Consent of Kira Lyn Johnson
23.8*	Consent of Keith Thompson
23.9*	Consent of Kenneth E. Smith
23.10*	Consent of Luis Quirindongo
23.11*	Consent of Max Johnson
24.1*	Power of Attorney (included on signature page)
96.1	NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico, dated July 1, 2020	S-1	333-249224	96.1	October 1, 2020

*
To be filed by amendment.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

†
Indicates a management contract or compensatory plan.

Confidential Treatment Requested by Gatos Silver, Inc. Pursuant to 17 C.F.R. § 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on             , 2021.
GATOS SILVER, INC.
By:

Name:
Stephen Orr

Title:
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Orr and Roger Johnson and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and             , 2021.
Signature	Title
Stephen Orr	Chief Executive Officer and Director (principal executive officer)
Roger Johnson	Chief Financial Officer (principal financial officer and principal accounting officer)
Janice Stairs	Chair of the Board of Directors
Ali Erfan	Director
Igor Gonzales	Director
Karl Hanneman	Director
Charles Hansard	Director
Igor Levental	Director
David Peat	Director
Daniel Muñiz Quintanilla	Director